Exhibit 1
                                                                       ---------

                              WPP GROUP PLC ("WPP")


WPP was notified on 9 March 2006 that the following shares vested, pursuant to the WPP 2001 to 2003 Performance Share Plan.

On 6 March 2006, 11,373 ordinary shares vested for Sir Martin Sorrell, Sir Martin is retaining all these shares. At today's date Sir Martin and his family interests are interested in or have rights in 13,644,401 shares representing 1.089% of the issued share capital of WPP.

On 6 March 2006, 4,402 ordinary shares vested for Mr Paul Richardson. Mr Richardson sold these shares at (pound)6.735 per share. At today's date Mr Richardson has interests in 226,176 shares representing 0.018% of the issued share capital of WPP.

END

10 March 2006